SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number 1-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

I.	English translation of a Notice Concerning Share Exchanges to Convert Toyota Auto Body Co., Ltd. and Kanto Auto Works, Ltd. to Wholly-Owned Subsidiaries and the Merger and Integration of Three Group Companies, Kanto Auto Works, Ltd., Central Motor Co., Ltd. and Toyota Motor Tohoku Corporation, as filed by the registrant with the Tokyo Stock Exchange on July 13, 2011.

II.	English translation of a Notice regarding Making Kanto Auto Works, Ltd. into a Wholly-Owned Subsidiary of Toyota Motor Corporation through a Share Exchange and Commencing Discussion of a Proposed Integration among Kanto Auto Works, Ltd., Central Motor Co., Ltd. and Toyota Motor Tohoku Corporation, as filed by the registrant with the Tokyo Stock Exchange on July 13, 2011.

III.	English translation of the Share Exchange Agreement, which was entered into between Toyota Motor Corporation and Kanto Auto Works, Ltd. on July 13, 2011.

IV.	English translation of a Notice regarding Making Toyota Auto Body Co., Ltd. into a Wholly-Owned Subsidiary of Toyota Motor Corporation through a Share Exchange, as filed by the registrant with the Tokyo Stock Exchange on July 13, 2011.

V.	English translation of the Share Exchange Agreement, which was entered into between Toyota Motor Corporation and Toyota Auto Body Co., Ltd. on July 13, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Naoki Kojima
	Name:	Naoki Kojima
	Title:	General Manager of Accounting Division

Date: July 13, 2011